Exhibit 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
SEPTEMBER 27, 2006
LJ INTERNATIONAL RAISES $5.5 MILLION IN PRIVATE PLACEMENT
Proceeds to be Used for Continued Expansion of Company’s China Retail Chain
HONG KONG and LOS ANGELES, September 27, 2006 — LJ International Inc. (“LJI”) (Nasdaq/NMS: JADE), one of the fastest-growing jewelry companies in the world, today announced that it has completed a private placement of 1,466,668 common stock at a purchase price of $3.75 per share to a group of institutional investors. The gross proceeds from the private placement, approximately $5.5 million, is expected to be used towards the expansion of the Company’s ENZO retail jewelry chain in China.
The investors will also receive two sets of warrants. The first warrant will represent a 5-year option to purchase an additional 366,668 common shares at $4.50 per share. The second warrant will represent an option to purchase an additional 236,909 common shares at $4.22 per share for up to 90 days after the effectiveness of the registration statement.
The private placement was made only to accredited institutional investors in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The shares of common stock and warrants issued, as well as the shares of common stock issuable upon exercise of the warrants, have not been registered under the Securities Act or any state securities laws. Unless so registered, they may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act or applicable state securities laws.
If you would like to be added to LJI’s investor email lists please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.

About LJ International
LJ International Inc. (“LJI”) (Nasdaq/NMS: JADE), based in Hong Kong and the U.S., is engaged in designing, branding, marketing and distributing a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
For more information on LJI, go to its Web Site at www.ljintl.com.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.
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